

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2011

Joseph R. Martinetto
Chief Financial Officer
The Charles Schwab Corporation
211 Main Street
San Francisco, CA 94105

> **Re: The Charles Schwab Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-09700**

Dear Mr. Martinetto:

We have reviewed your response letter dated May 25, 2011 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>

<u>Financial Statements</u>

<u>Notes to Consolidated Financial Statements</u>

<u>14. Commitments and Contingent Liabilities</u>

<u>Legal contingencies, page 67</u>

1.	We note your response to our prior comment three. Please provide a more robust response addressing when the loss for the YieldPlus Fund Litigation and Regulatory Inquiries met the probable and reasonably estimable criteria described in paragraph 2 of ASC 450-20-25 and tell us how you determined that the loss contingency was not at least reasonably possible and that it was not necessary to disclose an estimate of the possible loss or range of loss in prior periodic filings in accordance with paragraph 4 of ASC 450-20-50. Your response should include, but not be limited to, a discussion of the exact timeline of these matters and detailed information regarding the settlement discussions. Further, your timeline should address the filings dates of your prior periodic filings.

2.	We note your disclosure regarding the 20 individual arbitration claims seeking $3 million in damages and that you have been accruing reserves. Please tell us the amount you have accrued. Additionally, please tell us how you complied with paragraph 4 of ASC 450-20-50, or tell us how you determined it was not necessary to disclose an estimate of the range of loss in your periodic filings.

3.	We note your disclosures regarding Auction Rate Securities Regulatory Inquiries and Total Bond Market Fund Litigation. In light of the length of time since these matters were initiated, please tell us how you are unable to determine whether a loss will be incurred or unable to estimate the range of loss. Please refer to ASC 450-20.

	You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

					Sincerely,

					Kevin Woody
					Branch Chief